

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2025

James Dimon
Chief Executive Officer
JPMorgan Chase & Co.
383 Madison Avenue
New York, New York 10179

  Re: JPMorgan Chase & Co.
    Registration Statement on Form S-3
    Filed March 4, 2025
    File No. 333-285537

Dear James Dimon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Hui Lin, Esq.